SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: February 12, 2007

Commission File No. 000-51047

NAVIOS MARITIME HOLDINGS INC.

85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                   No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                   No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No    X

    Filing of Form 25

Below is the Form 25 filed today, February 12, 2007, for Navios in connection with the anticipated switch from the Nasdaq Global Market to the New York Stock Exchange to be effective at the open of the market on February 22, 2007. As a result of the mechanics of the EDGAR filing system, this Form 25 was required to be filed under the CIK of International Shipping Enterprises Inc., Navios’ predecessor corporation.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission file Number

Navios Maritime Holdings Inc., Nasdaq Global Market

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

85 Akti Miaouli Street, Piraeus, Greece 18538    011-30-210-4595000

(Address including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, $0.0001 par value
Common Stock Purchase Warrants
Units, each consisting of one share of Common Stock and two Warrants

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

   17CFR240.12d2-2(a)(1)

   17CFR240.12d2-2(a)(2)

   17CFR240.12d2-2(a)(3)

   17CFR240.12d2-2(a)(4)

   Pursuant to 17 CFR240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

   Pursuant to 17 CFR240.12d2-2(c), the Issuer has complied with its rules of the Exchange and the requirements of 17 CFR240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Navios Maritime Holdings Inc. (Name of the Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

2/12/07	By /s/ Angeliki Frangou	Chief Executive Officer
Date	Name	Title

[1] Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

SEC 1654(03-06)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This voluntary delisting from the Nasdaq Global Market is a result of Navios Maritime Holdings Inc.’s pending move to the New York Stock Exchange (‘‘NYSE’’). Navios’ first day of trading on NYSE will be Thursday, February 22, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By: /s/ Angeliki Frangou Angeliki Frangou Chief Executive Officer Date: February 12, 2007